SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 ==============

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )


                             CONSOLE MARKETING INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   20854T 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 MICHAEL JACKSON
                         Suite 212, 1166 Alberni Street
                           Vancouver, BC CANADA V6E 3Z3
                                  (604) 68-1064
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 19, 2001
--------------------------------------------------------------------------------
             (Date of event which required filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box . [ ]

     Check the following box if a fee is being paid with the statement [ }.

CUSIP  No.  20854T 10 1               13D                      Page 2 of 4 Pages

================================================================================
(1)     NAME  OF  REPORTING  PERSONS

        MICHAEL JACKSON
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group*
                                                                  (a)      |_|
                                                                  (b)      |_]
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds*

        OO
--------------------------------------------------------------------------------
(5)     Check Box if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        CANADIAN
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   3,900,000 COMMON SHARES
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  3,900,000 COMMON SHARES
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Owned by Each Reporting Person
        3,900,000 COMMON SHARES
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        90.7%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        IN
================================================================================

CUSIP  No.  20854T 10 1                  13D                   Page 3 of 4 Pages


Item  1.  Security  and  Issuer.

This Statement relates to Common Shares, with par value of $0.001, of Console Marketing Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 212, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

Item  2.  Identity  and  Background.

This statement is being filed by:

     (a)  Michael Jackson

     (b) Address: Suite 212, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3

     (c)  Mr. Jackson is an officer and director of the Issuer.

     (d) During the last five years, Mr. Jackson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Jackson has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Jackson is a citizen of Canada.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

Mr. Jackson acquired 3,900,000 common shares of the Issuer pursuant to an Acquisition Agreement dated November 19th 2001, between the Issuer and Mr. Jackson, as the purchase price for the TargetBar Console source code software program.

Item  4.  Purpose  of  Transaction.

Following the issuance of the 3,900,000 common shares of the Issuer on November 19th 2001, which transaction gave rise to the obligation to file this report, Mr. Jackson owned a total of 3,900,000 Common Shares of the Issuer.

Subject to market and business conditions and other factors, Mr. Jackson may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares. At present, Mr. Jackson contemplates that such additional shares, if any, would also be purchased for investment purposes only.

Item  5.  Interest  in  Securities  of  the  Issuer.

(a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Michael Jackson are 3,900,000 and 90.7%, respectively.

(b)  See  Items  7  through  10  on  the  Cover  Pages  of  this  Schedule  13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Jackson is an officer and director of the Company.

Item  7.  Material  to  be  Filed  as  Exhibits.

No exhibits to be filed.

CUSIP No.  20854T 10 1                   13D                   Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  July 27, 2004
                                     -------------------------------------------
                                                     (Date)


                                               /s/ Michael Jackson
                                     -------------------------------------------
                                                   (Signature)


                                                  Michael Jackson
                                     -------------------------------------------
                                                  (Name/Title)